UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 1)*


                                 Orange 21 Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    685317109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    COPY TO:
                                                     Jeffrey R. Katz, Esq.
 Costa Brava Partnership III L.P.                    Ropes & Gray LLP
 420 Boylston Street                                 One International Place
 Boston, MA 02116                                    Boston, MA 02110
 (617) 595-4400                                      (617) 951-7000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 21, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

                                  SCHEDULE 13D

-----------------------------                              ---------------------
CUSIP No. 685317109                                         Page 2 of 6 Pages
-----------------------------                              ---------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:     Costa Brava Partnership III L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A Delaware limited partnership
--------------------------------------------------------------------------------
                             7.      SOLE VOTING POWER
        NUMBER OF                        755,595(1)
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.      SHARED VOTING POWER
        OWNED BY                         -0-
          EACH               ---------------------------------------------------
        REPORTING            9.      SOLE DISPOSITIVE POWER
         PERSON                          755,595(1)
          WITH               ---------------------------------------------------
                             10.     SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         755,595(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.2%(2)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
(1) The Reporting Persons were the beneficial owners of 755,595 shares of the Issuer's Common Stock, $0.0001 par value on November 24, 2008.

(2) The percentage ownership of the Reporting Persons in the Issuer's Common Stock, $0.0001 par value is based upon 8,173,064 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended September 30, 2008.

                                Page 2 of 6 Pages

                                  SCHEDULE 13D

-----------------------------                              ---------------------
CUSIP No. 685317109                                         Page 3 of 6 Pages
-----------------------------                              ---------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:     Roark, Rearden & Hamot, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A Delaware limited liability company
--------------------------------------------------------------------------------
                             7.      SOLE VOTING POWER
        NUMBER OF                        755,595(1)
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.      SHARED VOTING POWER
        OWNED BY                         -0-
          EACH               ---------------------------------------------------
        REPORTING            9.      SOLE DISPOSITIVE POWER
         PERSON                          755,595(1)
          WITH               ---------------------------------------------------
                             10.     SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         755,595(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.2%(2)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         OO - Other
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
(1) The Reporting Persons were the beneficial owners of 755,595 shares of the Issuer's Common Stock, $0.0001 par value on November 24, 2008.

(2) The percentage ownership of the Reporting Persons in the Issuer's Common Stock, $0.0001 par value is based upon 8,173,064 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended September 30, 2008.

                                Page 3 of 6 Pages

                                  SCHEDULE 13D

-----------------------------                              ---------------------
CUSIP No. 685317109                                         Page 4 of 6 Pages
-----------------------------                              ---------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:     Seth W. Hamot
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A United States citizen
--------------------------------------------------------------------------------
                             7.      SOLE VOTING POWER
        NUMBER OF                        755,595(1)
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.      SHARED VOTING POWER
        OWNED BY                         -0-
          EACH               ---------------------------------------------------
        REPORTING            9.      SOLE DISPOSITIVE POWER
         PERSON                          755,595(1)
          WITH               ---------------------------------------------------
                             10.     SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         755,595(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.2%(2)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         IN, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
(1) The Reporting Persons were the beneficial owners of 755,595 shares of the Issuer's Common Stock, $0.0001 par value on November 24, 2008.

(2) The percentage ownership of the Reporting Persons in the Issuer's Common Stock, $0.0001 par value is based upon 8,173,064 issued and outstanding shares as reported by the Issuer in its filing on Form 10-Q for the fiscal quarter ended September 30, 2008.

                                Page 4 of 6 Pages

                         AMENDMENT NO. 1 TO SCHEDULE 13D
                         -------------------------------

         This amendment ("Amendment No. 1") amends the Schedule 13D filed on August 26, 2008 by Costa Brava Partnership III L.P. ("Costa Brava"), Roark, Rearden and Hamot, LLC ("RRH"), and Seth W. Hamot, with the United States Securities and Exchange Commission with respect to the shares of common stock, $0.0001 par value (the "Common Stock"), of Orange 21 Inc. (the "Issuer"), which has its principal executive offices at 2070 Las Palmas Drive, Carlsbad, California 92011. Each of Costa Brava, RRH, and Seth W. Hamot is referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 is hereby amended and restated as set forth below:

         "On November 21, 2008, Costa Brava sent a letter to the Board of Directors of the Issuer withdrawing its proposal to acquire 100% of the outstanding equity interests of the Issuer. A copy of the letter delivered to the Issuer is filed as Exhibit B hereto and is incorporated herein by reference.

         The Reporting Persons believe that the shares of Common Stock of the Issuer are undervalued and they are considering pursuing any and all of the actions enumerated below.

         The Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation: (i) having communications with the Issuer's Board of Directors and management with respect to methods for increasing stockholder value; (ii) purchasing additional shares of Common Stock in the open market or otherwise; and (iii) making a tender offer for shares of Common Stock not owned by the Reporting Persons.

         The Reporting Persons may also participate in discussions with potential purchasers of their shares of Common Stock, sell some or all of their shares of Common Stock in the open market or through private negotiated transactions, or change their intent as to any and all matters referred to above.

         The Reporting Persons reserve their rights to make alternative plans or proposals in the future or to take other steps to enhance the value of their investments. The Reporting Persons further reserve the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto."

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) As of November 24, 2008, the Reporting Persons are deemed to be the beneficial owners of 755,595 shares of Common Stock or 9.2% of the outstanding shares.

         (c) During the past sixty (60) days, the Reporting Persons have not purchased or sold any shares of Common Stock of the Issuer.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit A - Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit B - Letter from Costa Brava Partnership III L.P. to the Board of
            Directors of the Issuer, dated November 21, 2008.

                                Page 5 of 6 Pages

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 24, 2008

                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC, its
                                           General Partner

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: President


                                       SETH W. HAMOT

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: President


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                                Page 6 of 6 Pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit     Description
-------     ------------------------------------------------------------
A           Agreement Regarding the Joint Filing of Schedule 13D.

B Letter from Costa Brava Partnership III L.P. to the Board of Directors of the Issuer, dated November 21, 2008.

                                                                       EXHIBIT A

                               AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this
Exhibit is attached, and such Schedule 13D is filed on behalf of each of them;
and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: November 24, 2008

                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By: Roark, Rearden & Hamot, LLC, its
                                           General Partner

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: President


                                       SETH W. HAMOT

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot


                                       ROARK, REARDEN & HAMOT, LLC

                                       By: /s/ Seth W. Hamot
                                           -------------------------------------
                                           Name:  Seth W. Hamot
                                           Title: President

                                                                       EXHIBIT B

                             Roark, Rearden & Hamot
                            Capital Management, LLC

November 21, 2008

Board of Directors
c/o Stone Douglass
Orange 21, Inc.
2070 Las Palmas Drive
Carlsbad, California 92009

Dear Directors:

Reference is made to the letter dated August 21, 2008, sent by Costa Brava Partnership III L.P. ("Costa Brava") to the Board of Directors of Orange 21, Inc. (the "Company"), in which Costa Brava submitted a proposal to acquire 100% of the outstanding equity interests of the Company for $3.90 per share in cash. At this time, Costa Brava hereby withdraws the proposal detailed in such letter.

I may be reached at (617) 595-4405 if you wish to conduct further discussions.


Sincerely,

/s/ Seth W. Hamot

Seth W. Hamot, Costa Brava Partnership III L.P.



                              420 Boylston Street
                          Boston, Massachusetts 02116
                              Tel: (617) 595-4400
                              Fax: (617) 267-6785